++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
Filed Pursuant to Rule 424(b)(5)
Registration No. 333-41300
PROSPECTUS SUPPLEMENT
(To Prospectus Dated September 18, 2000)

                                3,130,435 Shares



                      [CELL THERAPEUTICS, INC. LOGO HERE]

                                  Common Stock

--------------------------------------------------------------------------------

Cell Therapeutics, Inc. is offering and selling 3,130,435 shares of its common stock with this prospectus supplement.

The common stock is listed on the Nasdaq National Market under the symbol "CTIC." On September 20, 2000, the last reported sale price for the common stock on the Nasdaq National Market was $39.25 per share.

Investing in the common stock involves risk. See "Risk Factors" on page S-4 of this prospectus supplement and beginning on page 3 of the accompanying prospectus.

                                                  Per Share    Total
                                                  --------- ------------
        Price to the public......................  $38.00   $118,956,530
        Underwriting discount....................    2.28      7,137,392
        Proceeds to Cell Therapeutics............   35.72    111,819,138

We have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 469,565 additional shares from us within 30 days following the date of this prospectus to cover over-allotments.

--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CIBC World Markets

                                                      U.S. Bancorp Piper Jaffray

         The date of this prospectus supplement is September 21, 2000.

                               Table Of Contents

                                                                            Page
                                                                            ----
                             Prospectus Supplement
About This Prospectus Supplement........................................... S-3
Risk Factors............................................................... S-4
Use of Proceeds............................................................ S-5
Underwriting............................................................... S-6
Experts.................................................................... S-8
Legal Matters.............................................................. S-8
Where You Can Find More Information........................................ S-9


                                   Prospectus
Cell Therapeutics, Inc.....................................................   1
Risk Factors...............................................................   3
Use of Proceeds............................................................  11
Plan of Distribution.......................................................  11
Legal Matters..............................................................  11
Experts....................................................................  11
Where You Can Find More Information........................................  12

                           -------------------------

Our principal executive offices are located at 201 Elliott Avenue West, Seattle, Washington 98119. Our telephone number is (206) 282-7100.

As used in this prospectus supplement and the accompanying prospectus, the terms "we," "us," "our," the "Company" or "cti" mean Cell Therapeutics, Inc. and its subsidiaries (unless the context indicates a different meaning), and the term "common stock" means our common stock, no par value per share.

The underwriters are offering these shares subject to various conditions and may reject all or part of any order.

                        About This Prospectus Supplement

We provide information to you about this offering of shares of our common stock in two separate documents: (a) the accompanying prospectus, which provides general information, some of which may not apply to this offering; and (b) this prospectus supplement, which describes the specific details regarding this offering. Generally, when we refer to this "prospectus," we are referring to both documents combined.

If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

You should read this prospectus supplement and the accompanying prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision. Some statements contained in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference are forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words "believes," "budgeted," "plan," "plans," "estimates," "expects," "intends," "strategy," "project," "will," "could," "may" and similar expressions identify forward-looking statements. Actual results could differ materially from those expressed in the forward-looking statements. You should also read and consider the information in the documents to which we have referred you in "Where You Can Find More Information" on page S-9 of this prospectus supplement.

                                  Risk Factors

Before purchasing our common stock, you should carefully consider the risks described below in this section, risks described under the heading "Risk Factors" beginning on page 3 of the accompanying prospectus and the risks described in the documents incorporated by reference into this prospectus supplement and the accompanying prospectus.

There is a large number of shares that may be sold in the market following this offering, which may depress the market price of our common stock.

Sales of a substantial number of shares of our common stock in the public market following this offering could cause the market price of our common stock to decline. Upon completion of this offering, we will have outstanding an aggregate of 29,434,092 shares of common stock and shares of common stock issuable upon the conversion of outstanding shares of Series D Preferred Stock, assuming no exercise of outstanding options or warrants. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933 unless these shares are purchased by affiliates. Of the remaining 26,303,657 shares, 8,171,061 shares are restricted shares held by affiliates and are available for sale in the public market subject to certain volume and other restrictions, and 10,167,129 shares are eligible for sale under shelf registration statements filed by us pursuant to the terms of registration rights agreements with the holders of those shares.

Some of our directors and executive officers, who beneficially own an aggregate of 1,295,194 shares, including shares issuable upon the exercise of vested options, have agreed that they will not, for a period of 90 days from the date of this prospectus supplement, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in disposition) 965,194 of these shares of our capital stock or any securities convertible into, or exercisable or exchangeable for, any shares of our capital stock without the prior written consent of CIBC. Upon the expiration of these lockup agreements, 965,194 shares and shares issuable upon the exercise of vested options held by these executive officers and directors will become eligible for sale in the public market, subject to the applicable volume and manner-of-sale limitations of Rule 144.

                                Use Of Proceeds

We estimate that the net proceeds to us from this offering will be approximately $111,319,138. "Net proceeds" is what we expect to receive after paying the underwriting discount and expenses of the offering.

The net proceeds from the sale of common stock offered hereby will be used for working capital and general corporate purposes. We may use a portion of the net proceeds to fund:

 . research and development;

 . clincial trials; and

 . expansion of our research and development and manufacturing facilities.

                                  Underwriting

We have entered into an underwriting agreement with the underwriters named below.

The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:

                                                                       Number of
      Underwriter                                                       Shares
      -----------                                                      ---------
      CIBC World Markets Corp. ....................................... 1,878,261
      U.S. Bancorp Piper Jaffray...................................... 1,252,174
                                                                       ---------
        Total......................................................... 3,130,435
                                                                       =========

The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The underwriters do not intend to use any means of distributing or delivering the prospectuses other than by hand or the mails and do not intend to use any forms of prospectus other than printed prospectuses.

The shares should be ready for delivery on or about September 26, 2000 against payment in immediately available funds. The underwriters have advised us that they propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the underwriters may offer some of the shares to other securities dealers at such a price less a concession of $1.30 per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $0.10 per share to other dealers. After the shares are released for sale to the public, the underwriters may change the offering price and other selling terms at various times.

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 469,565 additional shares from us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public will be $136,800,000, and the total proceeds to us will be $128,592,000. The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter's initial amount reflected in the foregoing table.

In connection with the offering, the underwriters may make short sales of our common stock and may purchase our stock on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Similar to other purchase transactions, the underwriters' purchases to cover the short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us.

                                               Total Without    Total With Full
                                        Per  Exercise of Over- Exercise of Over-
                                       Share Allotment Option  Allotment Option
                                       ----- ----------------- -----------------
Cell Therapeutics, Inc................ $2.28    $7,137,392        $8,208,000

We estimate that our total expenses of the offering, excluding the underwriting discount, will be approximately $500,000.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We and the following officers and directors have agreed to a 90 day "lock up" with respect to shares of our common stock and other securities that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock: James A. Bianco, M.D., Max E. Link, Ph.D., Jack W. Singer, M.D., Louis A. Bianco and Susan O. Moore. Such officers and directors have agreed to the 90 day lock up with respect to all such securities they beneficially own with the exception of an aggregate of 330,000 shares, which may be sold by such individuals at any time. This means that for a period of 90 days following the date of this prospectus, we and such persons may not offer, sell, pledge or otherwise dispose of the securities subject to the lock up without the prior written consent of CIBC World Markets Corp.

In addition, Essex Woodlands Health Ventures Fund IV, L.P., one of our principal shareholders, has agreed to a 90 day lock up with respect to shares of our common stock and other securities that it beneficially owns, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock, with the exception of 750,000 shares, which may be sold by Essex Woodlands at any time.

Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. The underwriters may, however, engage in the following activities in accordance with the rules:

 . Stabilizing transactions--the underwriters may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

 . Over-allotments, short sales and covering transactions, as described above.

 . Penalty bids--If the underwriters purchase shares in the open market in a stabilizing transaction or covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

Stabilization and covering transactions may cause the price of the shares to be higher than it would be in the absence of such transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq National Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

                                    Experts

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K/A-2 for the year ended December 31, 1999, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                                 Legal Matters

The validity of the common stock offered under this prospectus supplement and the accompanying prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, PC, San Francisco, California. McDermott Will & Emery, Los Angeles, California, is acting as counsel for the underwriter in connection with selected legal matters relating to the shares of common stock offered by this prospectus supplement and the accompanying prospectus.

                      Where You Can Find More Information

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public from our web site at http://www.cticseattle.com or at the SEC's web site at http://www.sec.gov. The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13a, 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

  (a) Annual Report on Form 10-K for the fiscal year ended December 31, 1999, filed March 24, 2000, as amended by the Annual Report on Form 10-K/A filed May 1, 2000, and as amended by the Annual Report on Form 10-K/A-2 filed September 11, 2000;

  (b) Current Report on Form 8-K/A-2 filed September 11, 2000;

  (c) Current Report on Form 8-K/A-2 filed March 22, 2000;

  (d) Current Report on Form 8-K dated February 28, 2000, filed February 29,
      2000;

  (e) Current Report on Form 8-K dated January 24, 2000, filed March 22,
      2000;

  (f) Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, filed August 14, 2000 as amended by the Quarterly Report on Form 10-Q/A filed September 11, 2000;

  (g) Quarterly Report on Form 10-Q, for the quarter ended March 31, 2000, filed May 15, 2000, as amended by the Quarterly Report on Form 10-Q/A filed September 11, 2000;

  (h) The description of CTI common stock contained in its registration statement on Form 10 filed June 27, 1996 and June 28, 1996, including any amendments or reports filed for the purpose of updating such descriptions; and

  (i) The description of CTI's Preferred Stock Purchase Rights, contained in its registration statement on Form 8-A filed on November 15, 1996, including any amendments or reports filed for the purpose of updating such description.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

  Louis A. Bianco
  Executive Vice President, Finance and Administration
  Cell Therapeutics, Inc.
  201 Elliott Avenue West
  Seattle, WA 98119
  (206) 282-7100

PROSPECTUS

                                3,000,000 Shares

                            CELL THERAPEUTICS, INC.

                                  Common Stock

                               ----------------

  Cell Therapeutics, Inc., or CTI, from time to time may offer up to an aggregate of 3,000,000 shares of its common stock, no par value. The specific number of shares, public offering price, and other specific terms of sale of the common stock in respect of which this prospectus is being delivered will be set forth in an accompanying prospectus supplement. We may sell the common stock through underwriters, through dealers, directly to one or more institutional purchasers or through agents. See "Plan of Distribution."

                               ----------------

  An investment in the shares of CTI's common stock offered hereby involves certain risks. See "Risk Factors" beginning on page 3 of this prospectus.

                               ----------------

  Our common stock is quoted on the Nasdaq National Market under the symbol "CTIC." On September 14, 2000 the closing price for the common stock was $43.00.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                               ----------------

               The date of this Prospectus is September 18, 2000.

                            CELL THERAPEUTICS, INC.

Our Business

  We develop, acquire and commercialize novel treatments for cancer. Our goal is to build a leading, vertically-integrated biopharmaceutical company with a diversified portfolio of proprietary oncology drugs. Our research and in-licensing activities are concentrated on identifying new, less toxic and more effective ways to treat cancer.

Our Products

  We acquired our lead product called arsenic trioxide, or TRISENOX, in January 2000. We submitted a New Drug Application, or NDA, with the FDA for TRISENOX in March 2000. TRISENOX is initially being developed for patients with a type of blood cell cancer called Acute Promyelocytic Leukemia, or APL, who have relapsed or failed available therapies. We have received both fast-track designation and priority review from the FDA for this indication, both which should expedite the FDA's review of our application. We expect to receive an action letter from the FDA regarding our NDA in September. In the phase I and phase II trials of TRISENOX in patients with APL, 87% of the 52 patients experienced complete remission following treatment with TRISENOX. In addition, initial clinical trials have demonstrated encouraging responses among patients with other types of cancers, including advanced cases of multiple myeloma and myeloma dysplasia. We have received orphan drug designation from the FDA for both of these diseases. The National Cancer Institute is investigating TRISENOX in treating a variety of cancers including multiple myeloma, lymphoma, cervical cancer, prostate cancer, renal cell cancer and certain types of leukemia. Fourteen clinical trials are ongoing in the United States.

  We are also developing a new way to deliver cancer drugs more selectively to tumor tissue in order to attempt to reduce the toxic side effects and improve the anti-tumor activity of existing chemotherapy agents. Our technology links, or conjugates, chemotherapy drugs to a naturally occurring polymer called polyglutamate. We believe this technology works by taking advantage of unique characteristics of tumor blood vessels to increase the percentage of the drug administered that actually reaches the tumor, which may increase the potency and reduce the side effects of a given dose compared to giving the drug alone. In addition, the conjugate is inactive while it circulates in the bloodstream, which may lower its toxicity relative to the drug alone.

  Our first application of the polyglutamate technology is PG-TXL, which is polyglutamate linked to paclitaxel. Paclitaxel is the active ingredient in Taxol, the world's best selling cancer drug. In preclinical animal studies, PG-TXL demonstrated fewer side effects and significantly improved tumor killing-activity compared to Taxol alone, including cures in established animal breast cancer models in which similar doses of Taxol merely slowed tumor growth. The Cancer Research Campaign is currently sponsoring a U.K. phase I clinical trial of PG-TXL for which we expect to complete enrollment by the end of 2000. We plan to begin phase II trials in the U.S. late in the fourth quarter of 2000. We also expect to initiate development of a novel PG-camptothecin in the second half of this year.

  In addition, we are developing Apra, an anti-cancer compound that regulates how cancer cells metabolize certain lipids. Because of its unique mechanism for killing cancer cells, Apra may not have the side effects of conventional cancer drugs, may be effective in treating patients whose cancers have become resistant to standard anti-cancer agents and may enhance the cancer fighting capabilities of conventional chemotherapy drugs. In November 1999, we announced encouraging clinical results in the first 24 evaluable patients in a phase II efficacy trial of Apra in patients with soft tissue sarcomas who had failed available therapies. As a result, we expanded the trial protocol from 40 patients to 80 patients and expect enrollment for this trial to be completed by the end of 2000. Treatment of sarcoma with Apra has received orphan drug designation from the FDA. We have also completed enrollment in a phase II trial of Apra in patients with prostate cancer who have failed hormonal and conventional chemotherapy.

Our Strategy

  Our goal is to become a leading cancer drug company. The following are the key elements of our business strategy:

  . We initially develop our cancer drug candidates to treat life threatening types or stages of cancer for which current treatments are inadequate and that qualify for fast-track designation from the FDA. Once approved, we will seek to expand the market potential of our products by seeking approval for other indications in larger cancer patient populations.

  . We plan to devote a substantial portion of our efforts to further develop and commercialize TRISENOX.

  . We are developing our own sales and marketing capabilities in North
    America and plan to establish collaborations to commercialize our products outside North America. We have our own sales force in place to launch TRISENOX if and when approved by the FDA.

  . We are applying our patented polymer drug delivery technology to develop a portfolio of improved versions of currently marketed anti-cancer drugs to improve their ease of administration, side effect profile and effectiveness.

  . We plan to continue to in-license or acquire complementary products or technologies, or companies.

Other Information

  We were incorporated in Washington in 1991. Our principal executive offices are located at 201 Elliott Avenue West, Seattle, Washington 98119. Our telephone number is (206) 282-7100. Our website can be found at www.cticseattle.com. We do not intend the information found on our website to constitute part of this prospectus.

  "CTI," "PG-TXL" "Apra" and "TRISENOX" are our trademarks. All other product names, trademarks and trade names referred to in this prospectus are the property of their respective owners.

                                  RISK FACTORS

  You should carefully consider the following factors and other information included or incorporated by reference in this prospectus before deciding to invest in the shares.

If we continue to incur net losses, we may not achieve or maintain profitability.

  We were incorporated in 1991 and have incurred a net operating loss every year. As of June 30, 2000, we had an accumulated deficit of approximately $181.3 million. We have not generated any product revenue from sales to date. We may never generate revenue nor become profitable, even if we are able to commercialize any products. We will need to conduct significant research, development, testing and regulatory compliance activities that, together with projected general and administrative expenses, we expect will result in substantial increasing operating losses for at least the next several years. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

If we do not successfully develop products, we may be unable to generate any revenue.

  Our leading drug candidates, TRISENOX, PG-TXL and Apra, are currently in clinical trials. These clinical trials of the drug candidates involve the testing of potential therapeutic agents, or effective treatments, in humans in three phases to determine the safety and efficacy of the drug candidates necessary for an approved drug. Many drugs in human clinical trials fail to demonstrate the desired safety and efficacy characteristics. Even if our drugs progress successfully through initial human testing, they may fail in later stages of development. A number of companies in the pharmaceutical industry, including CTI, have suffered significant setbacks in advanced clinical trials, even after reporting promising results in earlier trials. For example, in our first phase III human trial for lisofylline, completed in March 1998, we failed to meet our two primary endpoints, or goals, even though we met our endpoints in two earlier phase II trials for lisofylline. As a result, we are no longer developing lisofylline as a potential product. In addition, data obtained from clinical trials are susceptible to varying interpretations. Government regulators and our collaborators may not agree with our interpretation of our future clinical trial results. The clinical trials of TRISENOX, PG-TXL and Apra or any of our future drug candidates may not be successful.

  Many of our drug candidates are still in research and preclinical development, which means that they have not yet been tested on humans. We will need to commit significant time and resources to develop these and additional product candidates. We are dependent on the successful completion of clinical trials and obtaining regulatory approval in order to generate revenues. The failure to generate such revenues may preclude us from continuing our research and development of these and other product candidates.

Even if our drug candidates are successful in clinical trials, we may not be able to successfully commercialize them.

  Since our inception in 1991, we have dedicated substantially all of our resources to the research and development of our technologies and related compounds. All of our compounds currently are in research or development, and none has been submitted for marketing approval. Our other compounds may not enter human clinical trials on a timely basis, if at all, and we may not develop any product candidates suitable for commercialization. Prior to commercialization, each product candidate will require significant additional research, development and preclinical testing and extensive clinical investigation before submission of any regulatory application for marketing approval. Potential products that appear to be promising at early stages of development may not reach the market for a number of reasons. Potential products may:

  . be found ineffective or cause harmful side effects during preclinical testing or clinical trials

  . fail to receive necessary regulatory approvals

  . be difficult to manufacture on a large scale

  . be uneconomical to produce

  . fail to achieve market acceptance

  . be precluded from commercialization by proprietary rights of third parties

  Our product development efforts or our collaborative partners' efforts may not be successfully completed and we may not obtain required regulatory approvals. Any products, if introduced, may not be successfully marketed nor achieve customer acceptance.

Because we based several of our drug candidates on unproven novel technologies, we may never develop them into commercial products.

  We base many of our product candidates upon novel delivery technologies which we are using to discover and develop drugs for the treatment of cancer. This technology has not been proven. Furthermore, preclinical results in animal studies may not predict outcome in human clinical trials. Our product candidates may not be proven safe or effective. If this technology does not work, our drug candidates may not develop into commercial products.

We may not complete our clinical trials in the time expected which could delay or prevent the commercialization of our products.

  Although for planning purposes we forecast the commencement and completion of clinical trials, the actual timing of these events can vary dramatically due to factors such as delays, scheduling conflicts with participating clinicians and clinical institutions and the rate of patient accruals. Clinical trials involving our product candidates may not commence nor be completed as forecasted. We have limited experience in conducting clinical trials. In certain circumstances we rely on academic institutions or clinical research organizations to conduct, supervise or monitor some or all aspects of clinical trials involving our products. In addition, certain clinical trials for our products will be conducted by government-sponsored agencies and consequently will be dependent on governmental participation and funding. We will have less control over the timing and other aspects of these clinical trials than if we conducted them entirely on our own. These trials may not commence or be completed as we expect. They may not be conducted successfully. Failure to commence or complete, or delays in, any of our planned clinical trials could delay or prevent the commercialization of our products and harm our business.

If we fail to adequately protect our intellectual property, our competitive position could be harmed.

  Development and protection of our intellectual property are critical to our business. If we do not adequately protect our intellectual property, competitors may be able to practice our technologies. Our success depends in part on our ability to:

  . obtain patent protection for our products or processes both in the United
    States and other countries

  . protect trade secrets

  . prevent others from infringing on our proprietary rights

  In particular we believe that linking our polymers to existing drugs may yield patentable subject matter. We do not believe that our polymer-drug conjugates will infringe any third-party patents covering the underlying drug. However, we may not receive a patent for our polymer conjugates and we may be challenged by the holder of a patent covering the underlying drug.

  The patent position of biopharmaceutical firms generally is highly uncertain and involves complex legal and factual questions. The U.S. Patent and Trademark Office has not established a consistent policy regarding the breadth of claims that it will allow in biotech patents. If it allows broad claims, the number and cost of patent interference proceedings in the U.S. and the risk of infringement litigation may increase. If it allows narrow claims, the risk of infringement may decrease, but the value of our rights under our patents, licenses and patent applications may also decrease.

  Patent applications in which we have rights may never issue as patents and the claims of any issued patents may not afford meaningful protection for our technologies or products. In addition, patents issued to us or our licensors may be challenged and subsequently narrowed, invalidated or circumvented. Litigation, interference proceedings or other governmental proceedings that we may become involved in with respect to our proprietary technologies or the proprietary technology of others could result in substantial cost to us. Patent litigation is widespread in the biotechnology industry, and any patent litigation could harm our business. Costly litigation might be necessary to protect our orphan drug designations or patent position or to determine the scope and validity of third-party proprietary rights, and we may not have the required resources to pursue such litigation or to protect our patent rights. An adverse outcome in litigation with respect to the validity of any of our patents could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease using a product or technology.

  We also rely upon trade secrets, proprietary know-how and continuing technological innovation to remain competitive. Third parties may independently develop such know-how or otherwise obtain access to our technology. While we require our employees, consultants and corporate partners with access to proprietary information to enter into confidentiality agreements, these agreements may not be honored.

If any of our license agreements for intellectual property underlying TRISENOX, PG-TXL or any other product are terminated, we may lose our rights to develop or market that product.

  Patents issued to third parties may cover our products as ultimately developed. We may need to acquire licenses to these patents or challenge the validity of these patents. We may not be able to license any patent rights on acceptable terms or successfully challenge such patents. The need to do so will depend on the scope and validity of these patents and ultimately on the final design or formulation of the products and services that we develop.

  We have licensed intellectual property, including patent applications from Memorial Sloan Kettering Cancer Institute, Samuel Waxman Cancer Research Foundation, Beijing Medical University and others, including the intellectual property underlying our most advanced product candidate, TRISENOX. We have also in-licensed the intellectual property relating to our polymer drug delivery technology, including PG-TXL. Some of our product development programs depend on our ability to maintain rights under these licenses. Each licensor has the power to terminate its agreement with us if we fail to meet our obligations under that license. We may not be able to meet our obligations under these licenses. If we default under any of these license agreements, we may lose our right to market and sell any products based on the licensed technology.

Our products could infringe on the intellectual property rights of others, which may cause us to engage in costly litigation and, if we are not successful, could cause us to pay substantial damages and prohibit us from selling our products.

  Although we attempt to monitor the patent filings of our competitors in an effort to guide the design and development of our products to avoid infringement, third parties may challenge the patents that have been issued or licensed to us. We may have to pay substantial damages, possibly including treble damages, for past infringement if it is ultimately determined that our products infringe a third party's patents. Further, we may be prohibited from selling our products before we obtain a license, which, if available at all, may require us to pay substantial royalties. Even if infringement claims against us are without merit, defending a lawsuit takes significant time, may be expensive and may divert management attention from other business concerns.

Our lack of operating experience may cause us difficulty in managing our growth.

  We have limited experience in negotiating, establishing and maintaining strategic relationships, in manufacturing or procuring products in commercial quantities and conducting other later-stage phases of the regulatory approval process. Furthermore, we only recently acquired our first leading drug candidate, TRISENOX, in January from PolaRx. Our ability to manage our growth, if any, will require us to improve and expand our management and our operational and financial systems and controls, particularly with respect to TRISENOX. If our management is unable to manage growth effectively, our business and financial condition would be materially harmed. In addition, if rapid growth occurs, it may strain our operational, managerial and financial resources.

If we fail to keep pace with rapid technological change in the biotechnology and pharmaceutical industries, our products could become obsolete.

  Biotechnology and related pharmaceutical technology have undergone and are subject to rapid and significant change. We expect that the technologies associated with biotechnology research and development will continue to develop rapidly. Our future will depend in large part on our ability to maintain a competitive position with respect to these technologies. Any compounds, products or processes that we develop may become obsolete before we recover any expenses incurred in connection with developing these products.

We face direct and intense competition from our rivals in the biotechnology and pharmaceutical industries and we may not compete successfully against them.

  The biotechnology and pharmaceutical industries are intensely competitive. We have numerous competitors in the United States and elsewhere. Our competitors include major, multinational pharmaceutical and chemical companies, specialized biotechnology firms and universities and other research institutions. Many of these competitors have greater financial and other resources, larger research and development staffs and more effective marketing and manufacturing organizations, than we do. In addition, academic and government institutions have become increasingly aware of the commercial value of their research findings. These institutions are now more likely to enter into exclusive licensing agreements with commercial enterprises, including our competitors, to market commercial products.

  Our competitors may succeed in developing or licensing technologies and drugs that are more effective or less costly than any we are developing. Our competitors may succeed in obtaining FDA or other regulatory approvals for drug candidates before we do. In particular, we face direct competition from many companies focusing on delivery technologies. Drugs resulting from our research and development efforts, if approved for sale, may not compete successfully with our competitors' existing products or products under development.

If we fail to raise substantial additional capital, we will have to curtail or cease operations.

  We expect that our existing capital resources and the interest earned thereon will enable us to maintain our current and planned operations until mid-2001. Beyond that time, if our capital resources are insufficient to meet future capital requirements, we will have to raise additional funds to continue the development of our technologies and complete the commercialization of products, if any, resulting from our technologies. We will require substantial funds to:
(1) continue our research and development programs, (2) in-license or acquire additional technologies, and (3) conduct preclinical studies and clinical trials. We may need to raise additional capital to fund our operations repeatedly. We may raise such capital through public or private equity financings, partnerships, debt financings, bank borrowings, or other sources. Our capital requirements will depend upon numerous factors, including the following:

  . the establishment of additional collaborations

  . the development of competing technologies or products

  . changing market conditions

  . the cost of protecting our intellectual property rights

  . the purchase of capital equipment

  . the progress of our drug discovery and development programs, the progress of our collaborations and receipt of any option/license, milestone and royalty payment resulting from those collaborations

  . in-licensing and acquisition opportunities

  In addition, we will submit to the vote of our shareholders at a special meeting the issuance of 2,000,000 shares of our common stock in connection with our acquisition of PolaRx in January 2000. If we fail to receive the required vote, we will be required to make cash payments (or issue other equity securities as may be offered by CTI and acceptable to a majority of the former PolaRx shareholders (based upon the number of shares held by each), to be determined in the sole and absolute discretion of a majority of the former PolaRx shareholders) to the former shareholders of PolaRx equal to the fair market value of the shares of our common stock that these shareholders would have received if our shareholders had approved the share issuance.

  Additional funding may not be available on favorable terms or at all. If adequate funds are not otherwise available, we may curtail operations significantly. To obtain additional funding, we may need to enter into arrangements that require us to relinquish rights to certain technologies, drug candidates, products and/or potential markets. To the extent that additional capital is raised through the sale of equity, or securities convertible into equity, you may experience dilution of your proportionate ownership of the company.

Our stock price is extremely volatile, which may affect our ability to raise capital in the future.

  The market price for securities of biopharmaceutical and biotechnology companies, including that of ours, historically has been highly volatile, and the market from time to time has experienced significant price and volume fluctuations that are unrelated to the operating performance of such companies. For example, in the last twelve months, our stock price has ranged from a low of $1.3125 to a high of $52.00. Fluctuations in the trading price or liquidity of our common stock may adversely affect our ability to raise capital through future equity financings.

  Factors that may have a significant impact on the market price and marketability of our common stock include:

  . announcements of technological innovations or new commercial therapeutic products by us, our collaborative partners or our present or potential competitors

  . our quarterly operating results

  . announcements by us or others of results of preclinical testing and clinical trials

  . developments or disputes concerning patent or other proprietary rights

  . developments in our relationships with collaborative partners

  . acquisitions

  . litigation

  . adverse legislation, including changes in governmental regulation and the status of our regulatory approvals or applications

  . third-party reimbursement policies

  . changes in securities analysts' recommendations

  . changes in health care policies and practices

  . economic and other external factors

  . general market conditions

  In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. If a securities class action suit is filed against us, we would incur substantial legal fees and our management's attention and resources would be diverted from operating our business in order to respond to the litigation.

There are a substantial number of unregistered shares of our common stock which, when registered for resale, could result in a decrease in our stock price or impair our ability to raise funds in future equity offerings.

  The sale, or availability for sale, of substantial amounts of our common stock in the public market could materially decrease the market price of our common stock and could impair our ability to raise additional capital. Any sales by existing shareholders or holders of options or warrants may have an adverse effect on our ability to raise capital and may adversely affect the market price of the common stock.

Our dependence on third-party manufacturers means that we may not have sufficient control over the manufacture of our products.

  We currently do not have internal facilities for the manufacture of any of our products for clinical or commercial production. We will need to develop additional manufacturing resources, enter into collaborative arrangements with other parties which have established manufacturing capabilities or elect to have other third parties manufacture our products on a contract basis. For example, we are a party to an agreement with Aerojet to furnish Apra bulk drug substance for future clinical studies. We are dependent on such collaborators or third parties to supply us in a timely way with products manufactured in compliance with standards imposed by the FDA and foreign regulators. The manufacturing facilities of contract manufacturers may not comply with applicable manufacturing regulations of the FDA nor meet our requirements for quality, quantity or timeliness.

We may face difficulties in achieving acceptance of our products in the market due to our lack of sales and marketing capabilities and other factors.

  We have no direct experience in marketing, sales or distribution. The creation of infrastructure to commercialize pharmaceutical products is an expensive and time-consuming process. In the event that TRISENOX achieves regulatory approval, we will need to build a sales and marketing force to market the product. Should we have to market and sell our other products directly, we would need to further develop a marketing and sales force with sufficient technical expertise and distribution capability. We may be unable to develop the necessary marketing and sales capabilities and we may fail to gain market acceptance for our products.

If we lose our key personnel or are unable to attract and retain additional personnel, we may be unable to pursue collaborations or develop our own products.

  We are highly dependent on Dr. James A. Bianco, Chief Executive Officer, and Dr. Jack Singer, Executive Vice President, Research Program Chairman. The loss of these principal members of our scientific or management staff, or failure to attract or retain other key scientific personnel employees, could prevent us from pursuing collaborations or developing our products and core technologies. Recruiting and retaining qualified scientific personnel to perform research and development work are critical to our success. There is intense competition for qualified scientists and managerial personnel from numerous pharmaceutical and biotechnology companies, as well as from academic and government organizations, research institutions and other entities. In addition, we rely on consultants and advisors, including our scientific and clinical advisors, to assist us in formulating our research and development strategy. All of our consultants and advisors are employed by other employers or are self-employed, and have commitments to or consulting or advisory contracts with other entities that may limit their availability to us.

If we fail to obtain regulatory approvals, we will be unable to commercialize our products.

  We do not have a drug product approved for sale in the U.S. or any foreign market. We must obtain approval from the FDA in order to sell our drug products in the U.S. and from foreign regulatory authorities in order to sell our drug products in other countries. We recently submitted our first new drug application for approval to the FDA for TRISENOX. We have received both fast-track designation and priority review from the FDA for TRISENOX in a specific indication. Once an application is submitted, the FDA could reject the application or require us to conduct additional clinical or other studies as part of the regulatory review process. Delays in obtaining or failure to obtain FDA approvals would prevent or delay the commercialization of our drug products, which could prevent, defer or decrease our receipt of revenues.

  The regulatory review and approval process is lengthy, expensive and uncertain. Extensive preclinical and clinical data and supporting information must be submitted to the FDA for each indication for each drug in order to secure FDA approval. We have limited experience in obtaining such approvals, and cannot be certain when we will receive these regulatory approvals, if ever.

  In addition to initial regulatory approval, our drug products will be subject to extensive and rigorous ongoing domestic and foreign government regulation. Any approvals, once obtained, may be withdrawn if compliance with regulatory requirements is not maintained or safety problems are identified. Failure to comply with these requirements may subject us to stringent penalties.

Because there is a risk of product liability associated with our products, we face potential difficulties in obtaining insurance.

  Our business exposes us to potential product liability risks inherent in the testing, manufacturing and marketing of human pharmaceutical products, and we may not be able to avoid significant product liability exposure. Except for insurance covering product use in our clinical trials, we do not currently have any product liability insurance, and it is possible that we will not be able to obtain or maintain such insurance on acceptable terms or that any insurance obtained will provide adequate coverage against potential liabilities. Our inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or limit the commercialization of any products we develop. A successful product liability claim in excess of our insurance coverage could exceed our net worth.

Uncertainty regarding third-party reimbursement and health care cost containment initiatives may limit our returns.

  The ongoing efforts of governmental and third-party payors to contain or reduce the cost of health care will affect our ability to commercialize our products successfully. Governmental and other third-party payors increasingly are attempting to contain health care costs by:

  . challenging the prices charged for health care products and services

  . limiting both coverage and the amount of reimbursement for new therapeutic products

  . denying or limiting coverage for products that are approved by the FDA but are considered experimental or investigational by third-party payors

  . refusing in some cases to provide coverage when an approved product is used for disease indications in a way that has not received FDA marketing approval

  In addition, the trend toward managed health care in the United States, the growth of organizations such as health maintenance organizations, and legislative proposals to reform healthcare and government insurance programs could significantly influence the purchase of healthcare services and products, resulting in lower prices and reducing demand for our products.

  Even if we succeed in bringing any of our proposed products to the market, they may not be considered cost-effective and third-party reimbursement might not be available or sufficient. If adequate third-party coverage is not available, we may not be able to maintain price levels sufficient to realize an appropriate return on our investment in research and product development. In addition, legislation and regulations affecting the pricing of pharmaceuticals may change in ways adverse to us before or after any of our proposed products are approved for marketing. While we cannot predict whether any such legislative or regulatory proposals will be adopted, the adoption of such proposals could make it difficult or impossible to sell our products.

Since we use hazardous materials in our business, we may be subject to claims relating to improper handling, storage or disposal of these materials.

  Our research and development activities involve the controlled use of hazardous materials, chemicals and various radioactive compounds. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be eliminated completely. In the event of such an accident, we could be held liable for any damages that result and any such liability not covered by insurance could exceed our resources. Compliance with environmental laws and regulations may be expensive, and current or future environmental regulations may impair our research, development or productions efforts.

We may not be able to conduct animal testing in the future which could harm our research and development activities.

  Certain of our research and development activities involve animal testing. Such activities have been the subject of controversy and adverse publicity. Animal rights groups and other organizations and individuals have attempted to stop animal testing activities by pressing for legislation and regulation in these areas. To the extent the activities of these groups are successful, our business could be materially harmed by delaying or interrupting our research and development activities.

Because our charter documents contain certain anti-takeover provisions and we have a rights plan, it may be more difficult for a third party to acquire us, and the rights of some shareholders could be adversely affected.

  Our Restated Articles of Incorporation and Bylaws contain provisions that may make it more difficult for a third party to acquire or make a bid for us. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. In addition, shares of our preferred stock may be issued in the future without further shareholder approval and upon such terms and conditions and having such rights, privileges and preferences, as the board of directors may determine. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of any holders of preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock. In addition, we have adopted a shareholder rights plan that, along with certain provisions of our Restated Articles of Incorporation, may have the effect of discouraging certain transactions involving a change of control of the company.

                                USE OF PROCEEDS

  Unless otherwise indicated in an applicable prospectus supplement, the net proceeds from the sale of common stock offered hereby will be used for working capital and general corporate purposes. We may use a portion of the net proceeds to fund:

  . research and development

  . clinical trials; and

  . expansion of our research and development and manufacturing facilities.

                              PLAN OF DISTRIBUTION

  We may sell our common stock from time to time (1) through underwriters; (2) through dealers; (3) directly to one or more purchasers; or (4) through agents. A prospectus supplement will set forth the terms of the offering of the common stock offered thereby, including the name or names of any underwriters, dealers, purchasers or agents, the purchase price of such common stock and the proceeds to us from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchange on which such common stock may be listed.

  If underwriters are used in the sale, the common stock will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the common stock will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the common stock offered by the prospectus supplement if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

  Common stock may be sold directly by us or through any firm designated by us from time to time. The prospectus supplement will set forth the name of any agent involved in the offer or sale of the common stock in respect of which the prospectus supplement is delivered any commissions payable by us to such agent. Unless otherwise indicated in the prospectus supplement, any such agent is acting on a best efforts basis for the period of its appointment.

  Underwriters, dealers and agents may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933. Underwriters, dealers and agents may engage in transactions with or perform services for us in the ordinary course of business.

                                 LEGAL MATTERS

  The validity of the securities offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, PC, San Francisco, California.

                                    EXPERTS

  Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K/A-2 for the year ended December 31, 1999, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

  We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public from our web site at http://www.cticseattle.com or at the SEC's web site at http://www.sec.gov. The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13a, 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

    (a) Annual Report on Form 10-K for the fiscal year ended December 31, 1999, filed March 24, 2000, as amended by the Annual Report on Form 10-K/A filed May 1, 2000, and as amended by the Annual Report on Form 10-K/A-2 filed September 11, 2000;

    (b) Current Report on Form 8-K/A-2 filed September 11, 2000;

    (c) Current Report on Form 8-K/A filed March 22, 2000;

    (d) Current Report on Form 8-K dated February 28, 2000, filed February 29, 2000;

    (e) Current Report on Form 8-K dated January 24, 2000, filed March 22,
        2000;

    (f) Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, filed August 14, 2000 as amended by the Quarterly Report on Form 10-Q/A filed September 11, 2000;

    (g) Quarterly Report on Form 10-Q, for the quarter ended March 31, 2000, filed May 15, 2000, as amended by the Quarterly Report on Form 10-Q/A filed September 11, 2000;

    (h) The description of CTI common stock contained in its registration statement on Form 10 filed June 27, 1996 and June 28, 1996, including any amendments or reports filed for the purpose of updating such descriptions; and

    (i) The description of CTI's Preferred Stock Purchase Rights, contained in its registration statement on Form 8-A filed on November 15, 1996, including any amendments or reports filed for the purpose of updating such description.

  You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

    Louis A. Bianco
    Executive Vice President, Finance and Administration
    Cell Therapeutics, Inc.
    201 Elliott Avenue West
    Seattle, WA 98119
    (206) 282-7100

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[LOGO OF CELL THERAPEUTICS]

                            Cell Therapeutics, Inc.

                                3,130,435 Shares

                                  Common Stock

                                --------------

                                   PROSPECTUS
                                   SUPPLEMENT

                                --------------

                               September 21, 2000



                               CIBC World Markets


                           U.S. Bancorp Piper Jaffray


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You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in the prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus are not an offer to sell nor are they seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus supplement and the accompanying prospectus is correct only as of the date of this prospectus supplement, regardless of the time of delivery of this prospectus supplement or any sale of these securities.